UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

_______________________

Gevity HR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

374393106

(CUSIP Number)

Thomas J. Murphy

c/o General Atlantic Service Company, LLC

3 Pickwick Plaza

Greenwich, Connecticut 06830

Tel. No.: (203) 629-8600

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

_______________________

May 15, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374393106	Page 2 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HR Acquisitions, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 3 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 4 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 84, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	Page 5 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 6 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 7 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 8 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	Page 9 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	Page 10 of 23

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 374393106	Page 11 of 23

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Gevity HR, Inc., a Florida corporation (the “Company”). The address of the principal executive office of the Company is 9000 Town Center Parkway, Bardenton, Florida 34202.

Item 2. Identity and Background.

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are HR Acquisitions, LLC, a Delaware limited liability company (“HR”), General Atlantic LLC, a Delaware limited liability company (“GA”), General Atlantic Partners 84, L.P., a Delaware limited partnership (“GAP 84”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAP Coinvestments CDA, L.P., a Delaware limited partnership (“CDA”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), and GAPCO Management GmbH, a German corporation (“GmbH Management” and, collectively with GA, GAP 84, GapStar, GAPCO III, GAPCO IV, CDA and KG, the “Reporting Persons”). The Reporting Persons (other than KG and GmbH Management) are located at c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located at c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

CUSIP No. 374393106	Page 12 of 23

GAP 84, GapStar, GAPCO III, GAPCO IV, CDA and KG are the sole members of HR. GA is the general partner of each of GAP 84 and CDA. GA is also the sole member of GapStar. The managing members of GAPCO III and GAPCO IV are managing directors of GA. GmbH Management is the general partner of KG. There are 29 managing directors of GA (the “GA Managing Directors”). The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals on Schedule A has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

An aggregate of 2,211,500 shares of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”) was purchased by HR for an aggregate purchase price of $14,643,295.25 (including applicable commissions). The funds used to purchase such shares were obtained from contributions from the members of HR.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported herein for investment purposes. The Reporting Persons also believe that there may be benefits to exploring a potential strategic transaction between the Company and TriNet Group Inc. (“TriNet”), a GA portfolio company that is majority owned by General Atlantic Partners 79, L.P. (an affiliate of the Reporting Persons), GAP-W, LLC (an affiliate of the Reporting Persons), GapStar, GAPCO III, GAPCO IV and KG. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Company, management of the Company and one or more members of the board of directors of the Company.  These

CUSIP No. 374393106	Page 13 of 23

communications may include suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, including the strategic transaction referred to above, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Common Stock of the Company. Each Reporting Person expects that it will, from time to time, review its investment position in the Company and may, depending on the Company’s performance and other market conditions, increase or decrease its investment position in the Common Stock of the Company. In addition, the Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Common Stock.

Whether the Reporting Persons purchase any additional shares of Common Stock, dispose of any shares of Common Stock or encourage a strategic transaction between the Company and TriNet, and the amount and timing of any such transactions, will depend upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of the Common Stock for purchase at particular price levels, the Company’s and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the actions of the Board of Directors, management of the Company and other stockholders of the Company, the availability and nature of opportunities to dispose of the

CUSIP No. 374393106	Page 14 of 23

 particular Reporting Person's interest in the Company, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional shares of Common Stock of the Company (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Common Stock of the Company held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Common Stock of the Company.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.

(a)       As of the date hereof, HR owns of record 2,211,500 shares of Common Stock, representing 9.5% of the Company’s issued and outstanding Common Stock.

By virtue of the fact that (i) GAP 84, GapStar, GAPCO III, GAPCO IV, CDA and KG are the managing members of HR, (ii) GA is the general partner of each of GAP 84 and CDA, (iii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are the GA Managing Directors, (iv) GA is the sole member of GapStar and (v) the GA Managing Directors are authorized and empowered to vote and

CUSIP No. 374393106	Page 15 of 23

dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock owned of record by HR. Each of the GA Managing Directors disclaims ownership of such shares beneficially owned by GA, except to the extent he has a pecuniary interest therein. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,211,500 shares of Common Stock (calculated on the basis of the number of shares of Common Stock which may be acquired by the Reporting Persons within 60 days), or 9.5% of the Company’s issued and outstanding shares of Common Stock.

(b)       Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 2,211,500 shares of Common Stock that may be deemed to be owned beneficially by each of them.

(c)       Except as set forth in this Item 5(c), Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)       The dates upon which the Common Stock was purchased, the number of shares of Common Stock purchased and the price per share for all transactions in the shares of Common Stock in the past 60 days by HR are set forth on the table below:

CUSIP No. 374393106	Page 16 of 23

Trade Date	Common Stock	Price Per Share
5/13/08	22,900	6.6027
5/14/08	27,100	6.5857
5/15/08	135,000	6.4327
5/16/08	119,500	6.4044
5/19/08	156,500	6.3212
5/20/08	170,000	6.0498
5/21/08	172,000	6.0993
5/22/08	150,000	6.1344
5/23/08	158,500	6.1840

Totals	1,111,500	$6.2353

(e)       No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(f)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

As noted above, GAP 84, GapStar, GAPCO III, GAPCO IV, CDA and KG are authorized and empowered to vote and dispose of the securities held by HR, the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV, and GA is authorized and empowered to vote and dispose of the securities held by GAP 84, GapStar and CDA. The GA Managing Directors are also authorized and empowered to vote and dispose of securities held by KG and GmbH Management. Accordingly, GA and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the shares of Common Stock held by HR, as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Common Stock held by HR as they deem to be in the collective interest of the Reporting Persons.

CUSIP No. 374393106	Page 17 of 23

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 374393106	Page 18 of 23

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2008.

HR ACQUISITIONS, LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GENERAL ATLANTIC LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GENERAL ATLANTIC PARTNERS 84, L.P. By: General Atlantic LLC, Its general partner By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GAP COINVESTMENTS III, LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: A Managing Member
GAP COINVESTMENTS IV, LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: A Managing Member

CUSIP No. 374393106	Page 19 of 23

GAPSTAR, LLC By: General Atlantic LLC, Its sole member By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GAP COINVESTMENTS CDA, L.P. By: General Atlantic LLC, Its general partner By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GAPCO GMBH & CO. KG By: GAPCO Management GmbH, Its general partner By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GAPCO MANAGEMENT GMBH By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director

CUSIP No. 374393106	Page 20 of 23

                        EXHIBIT 1

to SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated: May 27, 2008

HR ACQUISITIONS, LLC

By:	/s/ Matthew Nimetz

Name: Matthew Nimetz

Title:   Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Matthew Nimetz

Name: Matthew Nimetz

Title:   Managing Director

GENERAL ATLANTIC PARTNERS 84, L.P.

By:	General Atlantic LLC,

Its general partner

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAP COINVESTMENTS III, LLC

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: A Managing Member

GAP COINVESTMENTS IV, LLC

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: A Managing Member

CUSIP No. 374393106	Page 21 of 23

GAPSTAR, LLC

By:	General Atlantic LLC,

Its sole member

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,

Its general partner

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,

Its general partner

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz Title: Managing Director

CUSIP No. 374393106	Page 22 of 23

Schedule A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
John Bernstein	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	United Kingdom
H. Raymond Bingham	228 Hamilton Avenue Palo Alto. California 94301	United States
Peter L. Bloom	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Mark F. Dzialga	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Klaus Esser	Koenigsallee 62 40212 Dusseldorf, Germany	Germany
William O. Grabe	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Abhay Havaldar	151 -152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
David C. Hodgson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Rene M. Kern	3 Pickwick Plaza Greenwich, Connecticut 06830	United States and Germany
Jonathan Korngold	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Christopher G. Lanning	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Jeff X. Leng	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR
Anton J. Levy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

CUSIP No. 374393106	Page 23 of 23

Marc F. McMorris	228 Hamilton Avenue Palo Alto, California 94301,	United States
Thomas J. Murphy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Matthew Nimetz	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Ranjit Pandit	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	United States and India
Andrew C. Pearson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Raul R. Rai	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
David A. Rosenstein	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Sunish Sharma	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
Franchon M. Smithson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Oliver Thum	Koenigsallee 62 40212 Dusseldorf, Germany	Germany
Tom C. Tinsley	2401 Pennsylvania Avenue N.W. Washington. D.C. 20037	United States
Xiaomeng Tong	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR
Philip P. Trahanas	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Florian P. Wendelstadt	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	Germany